UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                      CAPITAL ENVIRONMENTAL RESOURCES INC.
                      ------------------------------------
                                (Name of Issuer)

                      Common Shares, No Par Value Per Share
                      -------------------------------------
                         (Title of Class of Securities)

                                   14008M104
                                   ---------
                                 (CUSIP Number)

                                Paul Belvin, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 55 Pages
                             Exhibit Index: Page 7

                                  SCHEDULE 13D
CUSIP No. 14008M104                                           Page 2 of 55 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WESTBURY (BERMUDA) LTD.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  BERMUDA

                            7             Sole Voting Power
Number of                                      20,383,355
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     20,383,355
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  20,383,355

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  20.8%

14       Type of Reporting Person (See Instructions)
                  CO

                                  SCHEDULE 13D
CUSIP No. 14008M104                                           Page 3 of 55 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WESTBURY TRUST

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  BERMUDA

                            7             Sole Voting Power
Number of                                      20,383,355
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     20,383,355
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  20,383,355

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  20.8%

14       Type of Reporting Person (See Instructions)
                  OO

                                                              Page 4 of 55 Pages

                   This Amendment No. 1 to Schedule 13D relates to the Common Stock, no par value (the "Shares") of Capital Environmental Resource Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated December 29, 2003 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the number of Shares which the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Westbury (Bermuda) Ltd. ("Westbury"); and

                  ii) Westbury Trust ("Westbury Trust").

                  This Statement relates to the Shares and other securities held for the account of Westbury.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  Westbury expended approximately $5,000,000 of its working capital to purchase the securities reported herein as having been acquired since April 2, 2004 (60 days prior to the date hereof), as set forth in Item 6 herein.

Item 5.           Interest in Securities of the Issuer.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 5.

                  Based upon information provided by in its quarterly report on Form 10-Q, the total number of Shares outstanding was 95,373,778 as of May 1, 2004.

                  (a) Each of Westbury and Westbury Trust may be deemed the beneficial owner of 20,383,355 Shares (approximately 20.8% of the total number of Shares outstanding assuming the exercise of certain warrants held for the account of Westbury). This number consists of (1) 17,900,022 Shares held for the account of Westbury and (2) 2,483,333 Shares issuable upon the exercise of certain warrants held for the account of Westbury.

                  (b) Each of Westbury and Westbury Trust may be deemed to have sole power to direct the voting and disposition of the 20,383,355 Shares held for the account of Westbury.

                  (c) Except for the transactions set forth in Item 6 herein, there have been no transactions effected with respect to the Shares since April 2, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

                                                              Page 5 of 55 Pages

                  (d) The shareholders of Westbury, including Westbury Trust, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares and other securities held for the account of Westbury in accordance with their ownership interests in Westbury.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On April 30, 2004, the Issuer entered into a Common Share Subscription Agreement with certain investors, including Westbury (the "Subscription Agreement") (a copy of the form of which is attached hereto as Exhibit C, and is incorporated by reference herein in response to this Item 6). Pursuant to the Subscription Agreement, Westbury purchased 1,250,000 Shares and warrants to purchase 125,000 Shares for an aggregate purchase price of $5,000,000. The warrants are presently exercisable into Shares at any time at the option of the holder. A copy of the form of the warrant is attached as an exhibit to the Subscription Agreement, and is incorporated by reference herein in response to this Item 6.

                  On April 30, 2004, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with certain investors, including Westbury (A copy of the form of which is attached hereto as Exhibit D, and is incorporated herein in response to this Item 6). Pursuant to the Registration Rights Agreement, the Issuer agreed that it would file a Registration Statement with the Securities and Exchange Commission in order to register the resale of the Shares and other securities issued pursuant to the Subscription Agreement.

                  The foregoing descriptions of the Subscription Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such Agreement which are incorporated herein by reference.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                              Page 6 of 55 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: June 1, 2004                                 WESTBURY TRUST


                                                   By: /s/ Robert W. Martyn
                                                      --------------------------
                                                   Name:  Robert W. Martyn
                                                   Title: Trustee

Date: June 1, 2004                                 WESTBURY (BERMUDA) LTD.


                                                   By: /s/ Robert W. Martyn
                                                     --------------------------
                                                   Name:  Robert W. Martyn
                                                   Title: President

                                                              Page 7 of 55 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
C.       Form of the Common Share Subscription Agreement between
         Capital Environmental Resource Inc. and the Investor..........        8

D.       Form of the Registration Rights Agreement by and among
         Capital Environmental Resource Inc. and the parties
         identified as investors therein..............................        44

                                                              Page 8 of 55 Pages

                                   EXHIBIT C
                                   ---------

                       COMMON SHARE SUBSCRIPTION AGREEMENT

                  THIS COMMON SHARE SUBSCRIPTION AGREEMENT (this "Agreement") is made between Capital Environmental Resource Inc., a corporation amalgamated under the laws of the Province of Ontario (the "Company"), and the person executing this Agreement as an investor (the "Investor").

                              W I T N E S S E T H:

                  WHEREAS, in part to finance working capital and planned acquisitions by the Company, the Company wishes to issue and sell to certain persons (collectively the "Investors") (i) certain of the Company's authorized but unissued common shares (such shares, the "Common Shares") and (ii) warrants to purchase shares of the Company's authorized but unissued Common Shares in the form attached as Annex A hereto (each a "Warrant" and, collectively, the "Warrants");

                  WHEREAS, the Company intends to consummate a reorganization transaction pursuant to which the Company will become an indirect subsidiary of Waste Services, Inc., which is currently the Company's wholly-owned U.S. subsidiary (the "U.S. Migration"); and

                  WHEREAS, at the Closing, the Investor and the Company desire to enter into a Registration Rights Agreement, substantially in the form attached hereto as Annex D (the Registration Rights Agreement").

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Investor and the Company hereby agree as follows (capitalized terms used in this Agreement shall, unless otherwise defined herein, have the meanings ascribed to them in the Glossary attached as Annex B hereto).

                                   SECTION 1

                         TERMS OF PURCHASE AND ISSUANCE

          1.1 Authorization of Sale of Shares and Warrants. The Company has authorized the issuance and sale to the Investors of (i) up to an aggregate of thirteen million four hundred thousand (13,400,000) Common Shares (such shares, the "Shares") and (ii) up to an aggregate of one million three hundred forty thousand (1,340,000) Warrants.

          1.2 Subscription. Subject to the terms and conditions hereof, the Investor hereby subscribes to purchase the number of Shares specified on the signature page hereof and one Warrant to purchase 10% of the number of Shares specified on the signature page hereof; provided, however, that fractional shares shall not be issued upon exercise of the Warrant and, in the event that 10% of the number of Shares purchased would otherwise result in a fractional number of Shares underlying a Warrant, such number shall be rounded down to the nearest whole Share. Investor hereby tenders a check payable to "Capital Environmental Resource Inc. - Escrow Account", has wired funds to the Escrow Agent pursuant to the instructions set forth in the Private Placement Memorandum (as defined below), or has authorized Sanders Morris Harris to forward funds from the Investor's account with Sanders Morris Harris, in each case in an amount equal to US $4.00 for each Share (with each Share being accompanied by a warrant to purchase 1/10th of a Share, rounded down to the nearest whole share) for which the Investor has so subscribed (the "Aggregate Purchase Price").

                                                              Page 9 of 55 Pages

          1.3 Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this Agreement, in whole or in part, and to allocate a lesser number of Shares than subscribed for and that the same shall be deemed to be accepted only when it is signed by an authorized officer of the Company. Except as hereinafter provided, the undersigned understands and acknowledges that the Company will rely on this Agreement and that the undersigned has no right to cancel, assign, terminate, or otherwise change or amend this Agreement and that the Company has the right in its sole discretion to refuse to accept this Agreement. If not accepted, this Agreement shall be null and void and all funds deposited by the undersigned shall be returned, without interest.

          1.4 Sale and Purchase. At the Closing (as defined in Section 1.5 hereof) and subject to the terms and conditions herein set forth, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, (i) the number of Shares set forth on the signature page hereto and
(ii) one Warrant to purchase ten percent (10%) of the number of Shares specified on the signature page hereto (rounded down to the nearest whole Share).

          1.5 Closing. The closing of the sale and purchase of the Shares and the Warrant to the Investor (the "Closing") shall take place at the Washington, D.C. offices of McDermott, Will & Emery at 10:00 A.M. local time, as promptly as practicable (and in any event no later than the third business day) after the satisfaction or waiver of all the conditions set forth in Sections 4 and 5 hereof (other than those conditions that will be satisfied at or concurrent with the Closing), or at such other time, date or place as the Investor and the Company may agree (the date upon which the Closing occurs, the "Closing Date"). At the Closing, the Company will deliver to the Investor a share certificate issued in the Investor's name representing the number of Shares and the Warrant to be purchased by the Investor against payment of the Aggregate Purchase Price therefor in immediately available funds on behalf of the Investor by the Escrow Agent or otherwise. If Closing does not take place on the agreed Closing Date, any subscription funds held by the Company or the Escrow Agent shall be promptly returned to the Investor. In no event shall the Closing occur after May 30, 2004.

                                   SECTION 2

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Investor, as of the date of the Company's execution of this Agreement as set forth on the signature page, and as of the Closing Date, as follows:

          2.1 Organization and Qualification. The Company is a corporation duly amalgamated, validly existing and in good standing under the laws of the Province of Ontario and has the requisite corporate power and authority to carry on its business as it is now being conducted.

                                                             Page 10 of 55 Pages
          2.2      Capitalization.

               (a) The authorized capital of the Company consists of (i) an unlimited number of Common Shares, no par value, and (ii) an unlimited number of Preferred Shares, no par value (the "Preferred Shares"). Of such authorized capital stock, (i) 73,708,778 Common Shares were issued and outstanding as of April 16, 2004, all of which are validly issued and are fully paid, nonassessable and free of preemptive rights, (ii) 55,000 Preferred Shares of the Company's subsidiary, Waste Services, Inc. were issued and outstanding as of April 16, 2004, (iii) as of April 16, 2004, 6,646,117 Common Shares were available for issuance pursuant to the exercise of outstanding warrants to purchase Common Shares and 10,862,541 Common Shares were available for issuance pursuant to the exercise of outstanding options to purchase Common Shares, and
(iv) as of April 16, 2004, 7,150,000 shares of common stock of the Company's subsidiary, Waste Services, Inc. were available for issuance pursuant to the exercise of outstanding warrants to purchase common stock of Waste Services, Inc.

               (b) Except with respect to the Shares and the Warrants, as set forth in subsection 2.2(a) above, or as stated in Section 2.2(b) of the Disclosure Schedule attached hereto, there are no outstanding options, warrants, subscriptions, calls, convertible securities or other rights, agreements, arrangements or commitments (contingent or otherwise) (including any right of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company or any of its direct or indirect subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or obligating them to grant, extend or enter into any such agreement or commitment. Other than as set out in Section 2.2(b) of the Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its direct or indirect subsidiaries to repurchase, redeem or otherwise acquire any shares or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person other than a subsidiary of the Company.

               (c) Upon consummation of the Closing, including receipt by the Company of the Aggregate Purchase Price payable pursuant to Section 1.5 hereof, the Shares and the Warrant purchased by the Investor will be validly issued, fully paid and nonassessable, and the Common Shares issuable upon exercise of such Warrant (the "Underlying Warrant Shares") will have been duly authorized, and upon issuance of the Underlying Warrant Shares upon exercise of the Warrant, in accordance with the terms thereof, such Underlying Warrant Shares will be validly issued, fully paid and nonassessable.

         2.3      Power and Authority; Non-contravention; Government Approvals.

               (a) Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby have been duly approved by the Board of Directors of the Company. No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents or the consummation by the Company of the transactions contemplated hereby and thereby.

                                                             Page 11 of 55 Pages

This Agreement has been, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will have been, duly executed and delivered by the Company. This Agreement constitutes, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will constitute, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of their respective articles, bylaws or equivalent organizational documents in any material respect.

               (b) Non-contravention. The execution, delivery and performance of this Agreement and the Ancillary Documents by the Company: (i) will not violate or conflict with any provisions of the articles or bylaws of the Company or any of its subsidiaries, (ii) will not conflict with or constitute a violation of any applicable law, order, injunction, regulation or ruling of any governmental authority applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties or assets are bound, and (iii) will not, either alone or with the giving of notice or the passage of time, or both, modify, violate, conflict with or accelerate the performance required by any agreement, note, license, franchise, permit or other instrument and will not result in the creation or imposition of (or the obligation to create or impose) any Lien on any of the Company's or any of its subsidiaries' assets.

               (c) Approvals. Except for (i) compliance with any applicable requirements of the HSR Act and the Canadian Competition Act, (ii) compliance with any applicable requirements of the Securities Act, Exchange Act, Ontario Securities Act and the rules and regulations of Nasdaq, (iii) such filings as may be required under any applicable state, blue sky or Canadian provincial securities laws and (iv) compliance with the applicable requirements of the Investment Canada Act (the filings and approvals referred to in clauses (i) through (iv) being herein referred to collectively as the "Company Required Statutory Approvals"), and except for any required approvals under the Credit Facility (as defined in Section 2.9 hereof), no declaration, filing or registration with, or notice to, or authorization, consent, approval, order or permit of, any governmental or regulatory body or authority or any other Person is necessary for the execution and delivery of this Agreement and the Ancillary Documents by the Company or the consummation by the Company of the transactions contemplated hereby and thereby except to the extent that the failure to obtain any such authorization, consent, approval or order or to make any such registration, declaration, filing or notice, would not have a Company Material Adverse Effect or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Ancillary Documents or the ability of the Company to perform its obligations hereunder or thereunder.

         2.4      SEC Reports; Financial Statements.

               (a) Since January 1, 2001, the Company has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act and the Exchange Act (collectively, the "Company SEC Reports"),

                                                             Page 12 of 55 Pages

all of which complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has provided to the Investor a Confidential Private Placement
Memorandum dated April 5, 2004 in connection with the offering of Shares and Warrant to be purchased pursuant to this Agreement (the "Private Placement Memorandum"). As of its date, the Private Placement Memorandum did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (b) Each of the consolidated financial statements included in the Private Placement Memorandum, together with the related notes and schedules (collectively, the "Company Financial Statements"), has been prepared in accordance with GAAP applied on a consistent basis, and fairly presents the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the results of their operations and cash flow for the periods then ended, subject, in the case of unaudited interim financial statements, to normal year-end adjustments (none of which the Company reasonably believes are or will be material in amount) and the omission of footnotes.

          2.5 Absence of Undisclosed Liabilities. Except as disclosed in the Private Placement Memorandum or as set out in Section 2.5 of the Disclosure Schedule, neither the Company nor any of its subsidiaries had, at December 31, 2003 or has incurred since that date, any Liabilities, except for (a) Liabilities reflected in the financial statements contained in Company SEC Reports filed prior to the date hereof, (b) current Liabilities which were incurred after December 31, 2003 in the ordinary course of business and consistent with past practice, (c) Liabilities which are of a nature not required to be reflected in the Company Financial Statements in accordance with GAAP consistently applied and which were incurred in the ordinary course of business and (d) other Liabilities in an aggregate amount not exceeding US $500,000.

          2.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports or in the Private Placement Memorandum, since December 31, 2003, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          2.7 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek a remedy (at law or in equity) as a result of or otherwise in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby.

          2.8 Environmental Matters. The Company and its subsidiaries conduct and have conducted their businesses in material compliance with all applicable Environmental Laws, including, without limitation, having all material permits,

                                                             Page 13 of 55 Pages

licenses and other approvals and authorizations necessary for the operation of their businesses. To the knowledge of the Company, none of the properties currently or formerly owned or operated by the Company or any of its subsidiaries contain any Hazardous Substance, no Hazardous Substance has been disposed of at or released from any such properties as a result of any activity of the Company or any of its subsidiaries other than in material compliance with applicable Environmental Laws, and no such condition exists on or with respect to any of such properties as a result of any activity by any other Person. Except as reflected, accrued or reserved against in the Company Financial Statements or in the financial statements contained in Company SEC Reports filed prior to the date hereof, neither the Company, nor its subsidiaries, nor any of their respective properties or assets are subject to any material Liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law. To the knowledge of the Company, there are no and have not been any investigations or proceedings in which it is alleged that the Company, its subsidiaries, or any of their predecessors, are potentially responsible for a clean-up or remediation of lands contaminated with a Hazardous Substance or for any other remedial or corrective action under an Environmental Law. There are no proceedings pending or, to the Company's knowledge, threatened to revoke, change or limit any material permits, licenses, approvals or other authorizations required under any Environmental Law for the operation of the Company and its subsidiaries.

          2.9 Title to and Condition of Assets. Each of the Company and its subsidiaries has good and marketable title to, or, in the case of leased properties and assets, has good and valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in, or which are necessary to conduct, the business of the Company and its subsidiaries as currently conducted, free and clear of all Liens, except for (a) Liens arising under the Company's Credit Agreement dated as of December 31, 2003 (as amended, the "Credit Facility"), (b) security interests granted to the Company's bonding company, and (c) other Liens arising in the ordinary course of business none of which are with respect to obligations that are material in amount.

          2.10 Insurance. The Company and each of its subsidiaries has in effect insurance coverage, including directors and officers' liability insurance, with reputable insurers which, in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operations to the Company and its subsidiaries. Neither the Company nor any of its subsidiaries has received any notice of cancellation of any insurance policy or binder currently in effect.

          2.11 No Violation of Law; Licenses; Permits and Registration. Neither the Company nor any of its subsidiaries is in material violation of, or has been given notice or been charged with, or, to the Company's knowledge, is being investigated with respect to, any material violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority or arbitration panel. Each of the Company and its subsidiaries has all material permits, licenses, approvals, authorizations of and registrations under all Federal, state, local, provincial and foreign laws applicable to it, and from all applicable governmental authorities as are required by the Company and its subsidiaries to carry on their respective businesses as currently conducted.

                                                             Page 14 of 55 Pages

          2.12 Non-competition Agreements. Except as disclosed in the Company SEC Reports, the Private Placement Memorandum or as set out in Section 2.13 of the Disclosure Schedule, neither the Company nor any subsidiary of the Company is a party to any agreement which purports to restrict or prohibit in any material respect any of them or any corporation affiliated with any of them from, directly or indirectly, engaging in any business involving the collection, interim storage, transfer, recovery, processing, recycling, marketing or disposal of rubbish, garbage, paper, textile wastes, liquid and other wastes or any other material business currently engaged in by the Company or any of its subsidiaries. None of the Company's officers or key employees is a party to any agreement which, by virtue of such person's relationship with the Company, restricts in any material respect the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses described above.

          2.13 Brokers and Finders. Except for placement agent commissions payable to Sanders Morris Harris Inc. as described in the Private Placement Memorandum, the Company is not a party to or bound by any contract, arrangement or understanding with, or subject to any claim by, any person or firm which may result in an obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby.

          2.14  Material   Contracts.   Neither  the  Company  nor  any  of  its
subsidiaries is in material breach or violation of or in default in the performance or observance of any terms or provisions of, and no event has occurred which, with notice, lapse of time or both, could result in a default under any contract, agreement, lease or deed that is material to the business or operation of the Company and its subsidiaries taken as a whole (a "Material Contract"). To the knowledge of the Company, no other party to any Material Contract is in material breach thereof or default thereunder.

          2.15 Securities Law Compliance. Assuming the representations and warranties of the Investor set forth in Section 3 hereof and the representations of any placement agent in the applicable placement agent agreement are true and correct in all material respects, the issuance and sale of the Shares and a Warrant pursuant to this Agreement will be exempt from the prospectus filing and registration requirements of applicable U.S. and Canadian Federal, state, and provincial securities laws.

          2.16 Rights Agreement. The Company, including its Board of Directors, has irrevocably taken all actions necessary to (i) render the Rights Agreement inapplicable to the transactions contemplated by this Agreement and (ii) ensure that (x) none of the Investors or the Investors as a group are an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement as a result of the execution of this Agreement and the consummation of the transactions contemplated hereby and (y) a Distribution Date, a Triggering Event or a Share Acquisition Date (as such terms are defined in the Rights Agreement) does not occur by reason of the approval, execution or delivery of this Agreement, the announcement thereof or the consummation of the transactions contemplated hereby.

                                                             Page 15 of 55 Pages

                                   SECTION 3

                            INVESTOR REPRESENTATIONS

          3.1 Representations. The Investor hereby represents and warrants to the Company with respect to the Investor's purchase of Shares and one Warrant hereunder that:

               (a) The Investor is resident in the jurisdiction set forth below the Investor's name on the signature page hereto.

               (b) If the Investor is an individual, he or she has obtained the age of majority and is legally competent to execute this Agreement and the Ancillary Documents and to take all actions required pursuant thereto.

               (c) If the Investor is a corporation, partnership, unincorporated association or other entity, the Investor has the legal capacity and authority to execute this Agreement and the Ancillary Documents and to take all actions required pursuant thereto.

               (d) The execution of this Agreement and each of the Ancillary Documents to which the Investor is a party has been duly and validly authorized by all necessary action on the part of the Investor, has been duly and validly executed and delivered by the Investor, and constitutes a valid, binding agreement of the Investor, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles.

               (e) Neither the execution and delivery of this Agreement or the Ancillary Documents to which the Investor is a party, or any other document or instrument to be executed by the Investor in connection with the transactions contemplated thereby nor the consummation of the transactions contemplated thereby, nor the performance by the Investor of its covenants and agreements thereunder, (i) violates any law, statute, ordinance, regulation, order, judgment or decree of any court or other governmental authority applicable to the Investor, or (ii) violates or will violate, or conflicts with or will conflict with, or results in or will result in any breach of any of the terms of, or constitutes or will constitute a default under, any contract or agreement to which the Investor is a party or by which the Investor or any of its assets is subject to or bound.

               (f) No broker, finder, agent or similar intermediary has acted on behalf of the Investor in connection with this Agreement or the transactions contemplated hereby and, except as set forth in Section 2.13, there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith.

               (g) The Investor acknowledges that it has been advised that it and/or the Company may be required to provide to applicable securities regulatory authorities with a list setting forth the identities of the beneficial purchasers of the Shares and Warrants and the Investor will provide to the Company and applicable securities regulatory authorities all such information concerning the Investor as may be required to comply with applicable securities laws. The Investor further acknowledges that if it is acting on behalf of beneficial purchasers, the Investor has due and proper authority to act on behalf of each such beneficial purchaser in connection with the transactions contemplated hereby.

                                                             Page 16 of 55 Pages

               (h) The Investor acknowledges that the Company has not made any written representations, warranties or covenants in respect of the Company, its business, results of operations, financial condition or prospects, or the offering of Shares and a Warrant to be purchased pursuant to this Agreement, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, except as may be provided herein, no person has made any written or oral representation to the Investor that any person will re-sell or re-purchase the Shares, the Warrants or the Underlying Warrant Shares, or refund any of the purchase price of the Shares, the Warrants or the Underlying Warrant Shares or that the Shares, the Warrants or the Underlying Warrant Shares will be listed on any exchange or quoted on any quotation system or that application has been or will be made to list any such security on any exchange or quotation system and no person has given any undertaking to the Investor relating to the future value or price of the Shares, the Warrants or the Underlying Warrant Shares.

               (i) Except for the Private Placement Memorandum, the Investor has not received, nor has the Investor requested, nor does the Investor have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document describing the business and affairs of the Company in order to assist it in making an investment decision in respect of the purchase of the Shares and one Warrant (including the Underlying Warrant Shares) pursuant to this Agreement.

               (j) The obligations of the Investor under this Agreement, the Registration Rights Agreement and any other documents delivered in connection herewith and therewith (collectively, the "Transaction Documents") are several and not joint with the obligations of any other purchaser of Shares and Warrants, and the Investor shall not be responsible in any way for the performance of the obligations of any other purchaser of Shares and Warrants under any Transaction Document. The decision of the Investor to purchase Shares and a Warrant pursuant to the Transaction Documents has been made by the Investor independently of any other purchaser of Shares and Warrants. Nothing contained herein or in any Transaction Document, and no action taken by any purchaser of Shares and a Warrant pursuant hereto, shall be deemed to constitute such purchasers as a partnership, an association, a joint venture, or any other kind of entity, or create a presumption that the purchasers of Shares and Warrants are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Investor acknowledges that no other purchaser of Shares and a Warrant has acted as agent for the Investor in connection with making its investment hereunder and that no other purchaser of Shares and a Warrant will be acting as agent of the Investor in connection with monitoring its investment in the Shares and Warrant or enforcing its rights under the Transaction Documents. The Investor shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other purchaser of Shares and a Warrant to be joined as an additional party in any proceeding for such purpose.

                                                             Page 17 of 55 Pages

          3.2 Representations by US Investor. The Investor, if resident in the United States, hereby represents to the Company with respect to the Investor's purchase of Shares and one Warrant hereunder that:

               (a) The Investor is acquiring the Shares and the Warrant (including the Underlying Warrant Shares) for its own account, for investment, and not with a view to any "resale" or "distribution" thereof within the meaning of the Securities Act.

               (b) The Investor understands that because the Shares, the Warrants and the Underlying Warrant Shares have not been registered under the Securities Act, it cannot dispose of any or all of such securities unless such securities are subsequently registered under the Securities Act or exemptions from such registration are available. The Investor understands that each certificate or other instrument representing the Shares, the Warrants and the Underlying Warrant Shares will bear the following legend or one substantially similar thereto:

               The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

               (c) The Investor is sufficiently knowledgeable and experienced in the making of investments so as to be able to evaluate the risks and merits of its investment in the Company, and is able to bear the economic risk of loss of its investment in the Company.

               (d) The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares and one Warrant by the Investor on the terms herein set forth.

               (e) The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares and one Warrant (including the Underlying Warrant Shares). The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and the Warrants
(including the Underlying Warrant Shares) and the business, properties and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 or the right of the Investor to rely thereon.

                                                             Page 18 of 55 Pages

               (f) The Investor is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D of the Securities Act, as presently in effect and within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex C) and is purchasing the Shares and one Warrant (including the Underlying Warrant Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Warrant, or the Underlying Warrant Shares.

               (g) The Investor has been advised that the Shares, the Warrant and the Underlying Warrant Shares have not been registered under the Securities Act or under the "blue sky" laws of any jurisdiction and that the Company, in issuing such securities is relying upon, among other things, the representations and warranties of the Investor contained in this Section 3.

               (h) The  Investor  acknowledges  that the Company will be issuing the Shares and the Warrant (including the Underlying Warrant Shares) under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act, that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act, that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, the Warrant and the Underlying Warrant Shares, and that it is solely responsible for compliance with applicable resale restrictions.

          3.3 Representations by Ontario Investor. The Investor, if resident in Ontario, hereby represents and warrants to the Company with respect to the Investor's purchase of Shares and one Warrant hereunder that:

               (a) The  Investor  acknowledges  that the Company will be issuing the Shares and the Warrant (including the Underlying Warrant Shares) under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act, that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act, that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, the Warrant and the Underlying Warrant Shares and that it is solely responsible for compliance with applicable resale restrictions.

               (b) The Investor acknowledges that the Shares, the Warrant and the Underlying Warrant Shares may only be resold in compliance with applicable securities laws.

               (c) The Investor agrees to comply with any relevant securities legislation, order or policy applicable to the Investor concerning the purchase of and holding of the Shares, the Warrant and the Underlying Warrant Shares by the Investor and concerning any resale of all or any part of such securities by the Investor. The Investor understands that each certificate or other instrument representing the Shares, the Warrant and the Underlying Warrant Shares will bear the following legend or one substantially similar thereto:

                                                             Page 19 of 55 Pages

               The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

               Unless permitted under securities legislation, the holder of the securities shall not trade the securities before the earlier of
               (i) the date that is 12 months and a day after the date the Company first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the Company is a SEDAR filer (as defined under Rule 45-102 of the Securities Act (Ontario); and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the Company became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade.

               (d) The Investor is an "accredited investor" within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex C), is purchasing the Shares and one Warrant (including the Underlying Warrant Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Warrant or the Underlying Warrant Shares.

               (e) The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares and one Warrant by the Investor on the terms herein set forth.

               (f) The Investor is capable of assessing the proposed investment as a result of the Investor's financial or investment experience or as a result of advice received from a registered person other than the Company or an affiliate thereof, and is able to bear the economic risk of loss of its investment.

               (g) The Investor is not a "U.S. Person" (as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not acquiring the Shares or the Warrant (including the Underlying Warrant Shares) for the account or benefit of a U.S. Person or a Person in the United States or for resale in the United States and the Shares and Warrants have not been offered to the Investor in the United States and the Investor was not in the United States when the order was placed or this Agreement was executed and delivered.

                                                             Page 20 of 55 Pages

               (h) The Investor will not offer or sell the Shares, the Warrant or the Underlying Warrant Shares in the United States or to a U.S. Person unless such securities are registered under the Securities Act or an exemption from the registration requirements under the Securities Act and the securities laws of all applicable states of the United States is available

          3.4 Representations by Quebec Investor. The Investor, if resident in Quebec, hereby represents and warrants to the Company with respect to the Investor's purchase of Shares and one Warrant hereunder that:

               (a) The purchase of the Shares and one Warrant (including the Underlying Warrant Shares) was not made pursuant to any advertisement in printed media of general or regular public circulation, or on radio, television or any form of electronic display (including, without limitation, the Internet).

               (b) The Investor acknowledges that the Company will be issuing the Shares and the Warrant (including the Underlying Warrant Shares) hereunder under an exemption from the prospectus filing and registration requirements of the Ontario Securities Act and the Securities Act (Quebec) and that the resale or other disposition of all or any part of such securities will be restricted by the Ontario Securities Act and the Securities Act (Quebec), that it has been advised to consult its legal advisers in connection with resale restrictions that will pertain to the Shares, the Warrant and the Underlying Warrant Shares, and that it is solely responsible for compliance with applicable resale restrictions. (c) The Investor acknowledges that the Shares, the Warrant and the Underlying Warrant Shares may only be resold in compliance with applicable securities laws.

               (d) The Investor is purchasing the Shares, the Warrant and the Underlying Warrant Shares as principal for its own account for investment, not for the benefit of any other person, and the Shares and the Warrant have an aggregate purchase price to the Investor of not less than CDN $150,000.

               (e) The Investor agrees to comply with any relevant securities legislation, order or policy applicable to the Investor concerning the purchase of and holding of the Shares, the Warrant and the Underlying Warrant Shares by the Investor and concerning any resale of all or any part of such securities by the Investor. The Investor further acknowledges that it has been advised to consult its own legal advisers with respect to applicable resale restrictions and that it will be fully responsible for the compliance with such restrictions. The Investor understands that each certificate or other instrument representing the Shares, the Warrant and the Underlying Warrant Shares will bear the following legend or one substantially similar thereto:

                                                             Page 21 of 55 Pages

               The securities represented by this certificate have not been registered under the United States Securities Act of 1933 or qualified for distribution pursuant to a prospectus under the Securities Act (Ontario). These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred to residents of the United States without an effective registration statement for such securities under the United States Securities Act of 1933 or to residents of Canada without compliance with prospectus and registration requirements of applicable provincial securities laws, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.

               Unless permitted under securities legislation, the holder of the securities shall not trade the securities before the earlier of
               (i) the date that is 12 months and a day after the date the Company first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the Company is a SEDAR filer (as defined under Rule 45-102 of the Securities Act (Ontario); and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the Company became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade.

               (f) The Investor is an "accredited investor" within the meaning of Section 1.1 of Ontario Securities Commission Rule 45-501 (a copy of which is attached hereto as Annex C), is purchasing the Shares and one Warrant (including the Underlying Warrant Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Warrant or the Underlying Warrant Shares.

               (g)  The  Investor,  if  it  is  a  corporation,   has  not  been
established solely to permit the purchase of the Shares and one Warrant (including the Underlying Warrant Shares) without a prospectus in reliance on an exemption from the prospectus requirements of applicable securities legislation.

               (h) The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares and one Warrant (including the Underlying Warrant Shares) by the Investor on the terms herein set forth.

               (i) The Investor is capable of assessing the proposed investment as a result of the Investor's financial or investment experience or as a result of advice received from a registered person other than the Company or an affiliate thereof, and is able to bear the economic risk of loss of its investment.

               (j) The Investor is not a "U.S. Person" (as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not acquiring the Shares or the Warrant (including the Underlying Warrant Shares) for the account or benefit of a U.S. Person or a Person in the United States or for resale in the United States and the Shares and Warrant have not been offered to the Investor in the United States and the Investor was not in the United States when the order was placed or this Agreement was executed and delivered.

                                                             Page 22 of 55 Pages

               (k) The Investor will not offer or sell the Shares, the Warrant or the Underlying Warrant Shares in the United States or to a U.S. Person unless such securities are registered under the Securities Act and the laws of all applicable states of the United States or an exemption from the registration requirements under the Securities Act and the securities laws of all applicable states of the United States is available.

                                   SECTION 4

                            MUTUAL CLOSING CONDITIONS

          4.1 Mutual Closing Conditions to Closing. The Investor's obligation to purchase and pay for its Shares and Warrant at the Closing, and the Company's obligation to issue the Shares and the Warrant to the Investor and perform its other obligations hereunder at the Closing, shall be subject to the fulfillment to such party's satisfaction (or waiver in writing by the Company and the Investor on or before the Closing Date) of the following conditions:

               (a) Waiting Periods. All applicable waiting periods, if any, under the HSR Act, the Canadian Competition Act and the Investment Canada Act shall have expired or been terminated.

               (b) No Order. No preliminary or permanent injunction or other order or decree by any court or administrative or regulatory body which prevents the consummation of the transactions at the Closing contemplated hereby shall have been issued and remain in effect (the Company and the Investor agreeing to use their reasonable best efforts to have any such injunction, order or decree lifted).

               (c) Consents. All governmental waivers, consents, orders and approvals required, if any, under the Canadian Competition Act and the Investment Canada Act for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect. All other governmental waivers, consents, orders and approvals legally required, if any, for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect, except where the failure to obtain the same would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect following the Closing.

               (d) No Conflicting Laws. No statute, rule or regulation shall have been enacted by any state, provincial or Federal government or governmental agency which would prevent the consummation of the transactions at the Closing contemplated hereby.

               (e) Minimum Condition. The Company shall have received and accepted subscription agreements substantially equivalent to this Agreement from Investors for an aggregate of ten million six hundred and twenty five thousand (10,625,000) Shares, which subscription agreements shall remain in full force and effect, enforceable by the Company in accordance with their respective terms (such condition, the "Minimum Condition"), and the concurrent transactions described in the Private Placement Memorandum shall be consummated simultaneously with the Closing hereunder.

                                                             Page 23 of 55 Pages

                                   SECTION 5

                           SEPARATE CLOSING CONDITIONS

          5.1 Investor's Closing Conditions. The Investor's obligation to purchase and pay for its Shares and Warrant at the Closing shall be subject to the fulfillment to the Investor's satisfaction on or before the Closing Date (or waiver in writing by the Investor) of the following conditions:

               (a) Satisfaction of Conditions. The representations and warranties of the Company contained in this Agreement shall be, if specifically qualified by materiality or Company Material Adverse Effect, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date of execution of this Agreement by the Company and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing shall have been complied with in all material respects. The Company shall have delivered to the Investor a certificate dated as of the Closing Date to the foregoing effect.

               (b) Delivery of Warrant and Share Certificates. The Company shall have executed and delivered to the Investor (or shall have caused to be executed and delivered to the Investor by the appropriate persons) (i) a stock certificate issued to the Investor evidencing the Shares issuable to the Investor at the Closing and (ii) one Warrant to purchase 10% of the number of Shares purchased by the Investor, rounded down to the nearest whole Share.

               (c) Registration Rights Agreement. The Company shall have duly authorized, executed and delivered to the Investor the Registration Rights Agreement.

          5.2 Company's Closing Conditions. The Company's obligations to issue the Shares and one Warrant to the Investor at the Closing and perform its other obligations hereunder with respect to the Investor at the Closing shall be subject to the fulfillment to the Company's satisfaction at or before the Closing Date (or waiver in writing by the Company) of the following conditions:

               (a) Satisfaction of Conditions. The representations and warranties of the Investor contained in this Agreement shall be, if specifically qualified by materiality, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date of the Investor's execution of this Agreement and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Investor on or before the Closing shall have been complied with in all material respects. If requested, the Investor shall have delivered to the Company a certificate dated as of the Closing Date to the foregoing effect.

               (b) Purchase of Shares and Warrant. The Investor shall have purchased the Shares and Warrant to be purchased by the Investor at the Closing pursuant to the terms of this Agreement, and the Company shall have received the Aggregate Purchase Price from the Investor, through the Escrow Agent or otherwise, in accordance with the terms of this Agreement.

                                                             Page 24 of 55 Pages

                                   SECTION 6

                                   COVENANTS

          6.1 Expenses. Each party hereto shall bear and pay its own fees and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

          6.2 Conduct of Business by the Company Pending Final Closing. The Company covenants and agrees that, prior to the Closing Date or earlier termination of this Agreement as provided herein, except as contemplated by this Agreement or as disclosed in the Private Placement Memorandum the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current material business organizations, keep available the services of their current officers and employees (except for terminations of employees in the ordinary course of business) and preserve their material relationships with others having business dealings with them.

          6.3 All Reasonable Efforts; Agreement to Cooperate.

               (a) Subject to the terms and conditions herein provided, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable consistent with applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.3 shall require the Investor or the Company to agree to any modification of this Agreement or any of the Ancillary Documents or the Investor to make an investment in the Company that is greater than the amount set forth opposite the Investor's name on the signature page hereto.

               (b) Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, the Company shall use its reasonable best efforts to take or cause to be taken all reasonable action and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable to obtain all governmental waivers, consents, authorizations, orders and approvals, all consents, amendments to or waivers from other parties under the terms of all Material Contracts and all other material permits, concessions, franchises or licenses applicable to the Company or its subsidiaries required as a result of the transactions contemplated by this Agreement.

                                                             Page 25 of 55 Pages

                                   SECTION 7

                                     ACCESS

          7.1 Access; Notification of Certain Matters.

               (a) Prior to the Closing Date or the earlier termination of this Agreement as provided herein, upon reasonable notice, the Company shall afford the Investor and its representatives reasonable access during normal business hours to the offices, properties, books, records and personnel of the Company and its subsidiaries and such additional information concerning the business and properties of the Company and its subsidiaries as the Investor and its representatives may reasonably request. The Company shall instruct its and its subsidiaries' employees, counsel and financial advisors to cooperate with the Investor in its investigation of the business of the Company and its subsidiaries during such period.

               (b) Prior to the Closing Date or the earlier termination of this Agreement as provided herein, the Company shall promptly (and in any event within five (5) business days after obtaining knowledge thereof) notify the Investor of any action or event which could reasonably be expected to have a Company Material Adverse Effect.

          7.2 Confidential Information. The Company and the Investor for themselves, their respective directors, officers, employees, Affiliates, agents and representatives covenant with each other that they each will use all information provided by or relating to the other party acquired by them pursuant to the provisions of this Agreement or in the course of negotiations with, or examinations of, the other party (the "Confidential Information") only in connection with the transactions contemplated hereby and not in any way detrimental to the other party and shall cause the Confidential Information obtained by them pursuant to this Agreement and such negotiations and examinations to be treated as confidential, except as may otherwise be required by law or the rules or regulations of Nasdaq or as may be necessary or appropriate in connection with the enforcement of this Agreement or any instrument or document referred to herein or contemplated hereby, and provided that to the extent that any such party or any Affiliate thereof may become legally compelled to disclose any Confidential Information, such party shall give notice to and consult with the party providing such information prior to disclosing such information. Notwithstanding the foregoing, no recipient of Confidential Information (each, a "Recipient") shall be required to maintain the confidentiality of Confidential Information that (i) is or becomes generally available to the public other than as a result of disclosure by the Recipient or any party to whom the Recipient has disclosed such information; (ii) is obtained by the Recipient, on a non-confidential basis, from a third party entitled to disclose such information or (iii) is already known by the Recipient at the time such information is received by the Recipient. In the event of termination of this Agreement, each Recipient will cause to be delivered to the party providing such information all documents, work papers and other material containing Confidential Information obtained by it from such party, whether so obtained before or after the execution of this Agreement.

                                                             Page 26 of 55 Pages
                                   SECTION 8

                                  TERMINATION

          8.1 Termination. This Agreement may be terminated pursuant to written notice of such termination to the other party as follows:

               (a) by mutual written consent of the Company and the Investor;

               (b) by either the Company or the Investor if the Closing shall not have occurred on or before May 30, 2004; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach has caused the failure of the Closing to occur on or before such date;

               (c) by either the Company or the Investor if there shall be any restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Closing or any of the other transactions contemplated hereby which is final and nonappealable;

               (d) by the Investor upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, such that the conditions set forth in Section 5.1(a) would not be satisfied ("Terminating Company Breach"); provided, however, that if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such efforts, but not beyond the date specified in paragraph (b) above, the Investor may not terminate this Agreement under this Section 8.1(d); and

               (e) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of the Investor set forth in this Agreement, or if any representation or warranty of the Investor shall have become untrue, such that the conditions set forth in Section 5.2(a) would not be satisfied.

          8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void as to the Company and the Investor, there shall be no liability under this Agreement on the part of the Company or the Investor, and all rights and obligations of the Company and the Investor shall cease, other than the obligations set forth in Sections 6.1 and 7.2 hereof; provided, however, that nothing herein shall relieve any party from liability for any willful or intentional breach of any covenant or agreement of such party contained in this Agreement.

                                   SECTION 9

                                    GENERAL

          9.1 Amendments, Waivers and Consents. No covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party so waiving such covenant or other provision. The waiver or failure to insist upon strict compliance with any condition or provision hereof shall not operate as a waiver of, or estoppel with respect to, any subsequent or other waiver or failure. This Agreement may not be amended or modified except by an instrument in writing signed by the Company and the Investor.

                                                             Page 27 of 55 Pages

          9.2 Survival of Representations, Warranties and Covenants, Assignability of Rights. All representations and warranties made herein and in the certificates, exhibits or schedules delivered or furnished by or on behalf of a party to the other party in connection herewith shall terminate as of the Closing. Except as otherwise provided in this Agreement, all covenants, agreements, representations and warranties shall inure to the benefit of the successors and assigns of the parties.

          9.3 Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of New York (without giving effect to principles of conflicts of law the effect of which would cause the application of domestic substantive laws of any other jurisdiction).

          9.4 Counterparts. This Agreement may be executed simultaneously in any number of counterparts (including by facsimile), each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

          9.5 Notices and Demands. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, three business days after being mailed by registered or certified mail (return receipt requested) or when sent via confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                    (i) If to any Investor, to the address set forth on the Investor's signature page hereto, and

                    (ii) If to the Company:

                         Capital Environmental Resource Inc.
                         1122 International Blvd, Suite 601
                         Burlington, Ontario L7L 6Z8
                         Attention: Ivan R. Cairns
                         Facsimile: (905) 319-9048

                         with a copy to:

                         Karen A. Dewis
                         McDermott, Will & Emery
                         600 Thirteenth Street, NW
                         Washington, DC 20005-3096
                         Facsimile:  (202) 756-8087

          9.6 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable  law,  but if  any  provision  of  this  Agreement  shall  be  deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

                                                             Page 28 of 55 Pages

          9.7 Integration. This Agreement, including the exhibits, documents and instruments referred to herein or therein, constitutes all of the agreements and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          9.8 No Assignment. This Agreement may not be assigned, pledged, hypothecated or otherwise transferred by the Company or the Investor.

          9.9 Third-Party Beneficiary. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

                            [Signature pages follow]

                                                             Page 29 of 55 Pages

          IN WITNESS WHEREOF, the undersigned have executed this Common Share Subscription Agreement as of the dates indicated below.



                                   INVESTOR


Date:_________________________     _____________________________________
                                   Name:
                                   Number of Shares:
                                                    ----------------------------
                                   Aggregate Purchase Price:  US $
                                                                  --------------

                                   Country of Residence:
                                                        ------------------------
                                   State or Province of Residence:
                                                                  --------------

                                   Address:

Accepted:

CAPITAL ENVIRONMENTAL RESOURCE INC.


By                                                Date:_________________________
  ---------------------------------
Name:
Title:


1.1

                                                             Page 30 of 55 Pages



          9.10 Annex A

                                 FORM OF WARRANT

          THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR QUALIFIED FOR DISTRIBUTION PURSUANT TO A PROSPECTUS UNDER THE SECURITIES ACT (ONTARIO) OR THE SECURITIES ACT (QUEBEC). THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE BEEN OR WILL BE ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED TO RESIDENTS OF THE UNITED STATES WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR TO RESIDENTS OF CANADA WITHOUT COMPLIANCE WITH PROSPECTUS AND REGISTRATION REQUIREMENTS OF APPLICABLE PROVINCIAL SECURITIES LAWS, UNLESS THERE IS AVAILABLE TO THE TRANSFEROR AN EXEMPTION FROM SUCH REGISTRATION, AND/OR PROSPECTUS FILING AND REGISTRATION REQUIREMENTS. THE FOLLOWING APPLIES ONLY TO HOLDERS RESIDENT IN CANADA: UNLESS PERMITTED UNDER THE SECURITIES ACT (ONTARIO) OR THE SECURITIES ACT (QUEBEC), A HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE RESIDENT IN CANADA SHALL NOT TRADE SUCH SECURITIES BEFORE THE EARLIER OF (I) THE DATE THAT IS TWELVE MONTHS AND A DAY AFTER THE DATE THAT THE COMPANY FIRST BECAME A REPORTING ISSUER IN ANY OF ALBERTA, BRITISH COLUMBIA, MANITOBA, NOVA SCOTIA, ONTARIO, QUEBEC AND SASKATCHEWAN, IF THE COMPANY IS A SEDAR FILER (AS DEFINED UNDER RULE 45-102 OF THE SECURITIES ACT (ONTARIO)); AND (II) THE DATE THAT IS TWELVE MONTHS AND A DAY AFTER THE LATER OF (A) _____ ___, 2004 AND (B) THE DATE THAT THE COMPANY BECAME A REPORTING ISSUER IN THE LOCAL JURISDICTION OF THE PURCHASER OF THE SECURITIES THAT ARE THE SUBJECT OF THE TRADE. NOTWITHSTANDING THE FOREGOING, A HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE RESIDENT IN QUEBEC SHALL NOT TRADE THE SECURITIES UNTIL THE CONDITIONS IN SUBPARAGRAPH (II) ABOVE HAVE BEEN MET. THE COMPANY MAY REQUEST AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF ANY SUCH EXEMPTION."

         NO.  W-___________

                  WARRANT TO PURCHASE [_________] COMMON SHARES
                                       OF
                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                           Void after _____ ___, 2009

          This   Warrant  is  issued  to   __________________________,   or  its
registered assigns (the "Holder") by Capital Environmental Resource Inc., an Ontario corporation (the "Company"), on ____ ___, 2004 (the "Warrant Issue
Date").  This  Warrant  is  issued  pursuant  to the  terms  of a  Common  Share
Subscription Agreement, dated of even date herewith (the "Subscription Agreement"), by and among the Company and the Holder. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement.

                                                             Page 31 of 55 Pages



          1. Number of Shares Subject to Warrant; Exercise Price. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company, to purchase from the Company, at a per share price equal to the Exercise Price, the Warrant Stock.

     For purposes of this Warrant: (A) "Warrant Stock" shall mean the number of Shares purchasable upon exercise of this Warrant, as reflected on the face of this Warrant, subject to adjustment as described in Section 7 below; (B) "Shares" shall mean fully paid and non-assessable Common Shares of the Company, and following the US Migration (as defined in Section 7(c) below) shall mean the common stock of the ultimate parent company of the Company; and (C) "Exercise Price" means U.S. $4.00 per share, subject to change as described in Section 7 below.

          2. Exercise Period. Except as otherwise provided for herein, this Warrant shall be exercisable, in whole or in part, at any time and from time to time beginning on the Warrant Issue Date and ending at 5:00 p.m. eastern time on the fifth (5th) anniversary of the Warrant Issue Date (the "Expiration Date"). Notwithstanding the foregoing, if this Warrant is outstanding and exercisable for any Shares as of the time of a Sale (as defined below), unless otherwise agreed to in writing by the Holder, this Warrant shall be deemed automatically exercised immediately prior to such Sale in accordance with the net exercise provisions of this Warrant set forth in Section 4(b) below.

          3. Notice of Sale. The Company shall provide written notice to the Holder not less than ten (10) days prior to the consummation of a Sale. A "Sale" shall mean a sale of all or substantially all of the assets or shares of the Company (and/or its ultimate parent company following the US Migration) or a merger, reorganization or consolidation of the Company (or instead its ultimate parent company following the US Migration) in which the owners of the outstanding voting power of the Company (or instead its ultimate parent company following the US Migration), immediately prior to such transaction own, directly or indirectly, less than 51% of the voting power of the resulting or surviving entity immediately upon completion of such transaction.

          4. Method of Exercise.

               (a) Cash Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 2 hereof, the purchase rights hereby represented may be exercised in whole or in part, at the election of the Holder, by the tender of the Notice of Exercise in substantially the form attached hereto as Exhibit A and the surrender of this Warrant at the principal office of the Company and by the payment to the Company in cash, by check, cancellation of indebtedness or other form of payment acceptable to the Company, of an amount equal to the then applicable Exercise Price multiplied by the number of Shares then being purchased.

               (b) Net Exercise.  In lieu of exercising this Warrant pursuant to
Section 4(a), the Holder may elect to receive, without the payment by the Holder of any additional consideration, Shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with an executed Notice of Exercise, in substantially the form attached hereto, in which event the Company shall issue to the holder hereof a number of Shares computed using the following formula:

                                                             Page 32 of 55 Pages

                                    Y (A - B)
                                    ---------
                                      X = A

Where:            X =   The number of Shares to be issued to the Holder pursuant
                        to this net exercise;

                  Y = The number of Shares in respect of which the net exercise election under this Section 4(b) is made;

                  A = The fair market value of one Share at the time the net exercise election is made; and

                  B =   The Exercise Price.


For purposes of this Section 4(b), the fair market value of a Share as of a particular date shall be the closing sale price of the Shares on the trading date immediately prior to the date of exercise as quoted on the Nasdaq National Market or any United States automated quotation system or national securities exchange on which the Shares are then quoted or traded, as applicable; provided, that if the Shares are not then so quoted or traded, the fair market value of the Shares shall be determined by the Board of Directors of the Company in its reasonable discretion.

          5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter (with appropriate restrictive legends, as applicable). In the event of a partial exercise of the Warrant, a new warrant or warrants (dated the date hereof) of like tenor shall be issued, calling in the aggregate on the face or faces thereof for the number of Shares equal (without giving effect to any adjustment therein) to the number of Shares called for on the face of this Warrant minus the number of such Shares purchased by the Holder upon such exercise as provided in subsections 4(a) and 4(b) above.

          6. Issuance of Shares. The Company hereby covenants that it will take all necessary actions to duly and validly reserve the necessary number of Shares for issuance hereunder. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

          7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

                                                             Page 33 of 55 Pages

               (a) Subdivisions, Combinations and Other Issuances. If the Company (or instead its ultimate parent company following the US Migration) shall at any time after the date hereof and prior to the exercise or expiration of this Warrant subdivide the Shares by split-up or otherwise, or combine or issue additional Shares as a dividend with respect to its Shares, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price, provided that the aggregate exercise price payable hereunder for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 7(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

               (b) Reclassification, Reorganization and Consolidation. In the event of any corporate reclassification, capital reorganization, consolidation, spin-off or change in the Shares of the Company (or of its ultimate parent company following the US Migration), other than as a result of a subdivision, combination or dividend provided for in Section 7(a) above and other than a transaction described in Section 7(c) below, then, as a condition of such event, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered, to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and/or other securities and property receivable in connection with such event by a holder holding the same number of shares for which this Warrant could have been exercised immediately prior to such event. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price, provided that the aggregate exercise price payable hereunder for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same.

               (c) Migration into the United States. If the Company completes a transaction pursuant to which the Company becomes a direct or indirect subsidiary of a corporation incorporated in the United States (the "US Migration"), this Warrant shall then become exercisable for the type of shares into which the Shares have been converted or changed at the same exercise price as provided for hereunder.

               (d) Notice of Adjustment. When any adjustment is required to be made to the Exercise Price or in the number or kind of Shares purchasable upon exercise of the Warrant, the Company shall promptly notify the Holder of such event and of the adjusted Exercise Price or number of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

          8. Assumption of Warrant. If at any time while this Warrant, or any portion thereof, is outstanding and unexpired there shall be a merger, reorganization or consolidation of the Company or any other similar transaction that does not constitute a Sale or US Migration, then, as a part of such transaction, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the aggregate Exercise Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such transaction which a holder holding the Shares deliverable upon exercise of this Warrant would have been entitled to receive in such transaction if this Warrant had been exercised immediately before such transaction.

                                                             Page 34 of 55 Pages

          9. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional Shares the Company shall make a cash payment therefor on the basis of the fair market value of a Share determined in accordance with Section 4.

          10. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, exercise preemptive rights or be notified of shareholder meetings, and such Holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section 10 shall limit the right of the Holder to be provided the notices required under this Warrant or the Subscription Agreement.

          11. Compliance With Securities Act; Transferability of Warrant or Shares.

               (a) Compliance With Securities Act. The Holder, by acceptance hereof, agrees that this Warrant, and the Shares issuable upon exercise of this Warrant, are being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Warrant, or any Shares issuable upon exercise of this Warrant, except under circumstances which will not result in a violation of the United States Securities Act of 1933, as amended (the "Securities Act"), the Securities Act (Ontario), the Securities Act (Quebec) or any other applicable provincial or state securities laws. This Warrant and all Shares issued upon exercise of this Warrant (unless registered under the Securities Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR QUALIFIED FOR DISTRIBUTION PURSUANT TO A PROSPECTUS UNDER THE SECURITIES ACT (ONTARIO) OR THE SECURITIES ACT (QUEBEC). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED TO RESIDENTS OF THE UNITED STATES WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR TO RESIDENTS OF CANADA WITHOUT COMPLIANCE WITH PROSPECTUS AND REGISTRATION REQUIREMENTS OF APPLICABLE PROVINCIAL SECURITIES LAWS, UNLESS THERE IS AVAILABLE TO THE TRANSFEROR AN EXEMPTION FROM SUCH REGISTRATION, AND/OR PROSPECTUS FILING AND REGISTRATION REQUIREMENTS. THE
               FOLLOWING APPLIES ONLY TO HOLDERS RESIDENT IN CANADA: UNLESS PERMITTED UNDER THE SECURITIES ACT (ONTARIO) OR THE SECURITIES ACT (QUEBEC), A HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE RESIDENT IN CANADA SHALL NOT TRADE SUCH SECURITIES BEFORE THE EARLIER OF (I) THE DATE THAT IS TWELVE MONTHS AND A DAY AFTER THE DATE THAT THE COMPANY FIRST BECAME A REPORTING
               ISSUER IN ANY OF ALBERTA, BRITISH COLUMBIA, MANITOBA, NOVA SCOTIA, ONTARIO, QUEBEC AND SASKATCHEWAN, IF THE COMPANY IS A SEDAR FILER (AS DEFINED UNDER RULE 45-102 OF THE SECURITIES ACT (ONTARIO)); AND (II) THE DATE THAT IS TWELVE MONTHS AND A DAY AFTER THE LATER OF (A) _____ _____, 2004 AND (B) THE DATE THAT THE COMPANY BECAME A REPORTING ISSUER IN THE LOCAL JURISDICTION OF THE PURCHASER OF THE SECURITIES THAT ARE THE SUBJECT OF THE TRADE. NOTWITHSTANDING THE FOREGOING, A HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE RESIDENT IN QUEBEC SHALL NOT TRADE THE SECURITIES UNTIL THE CONDITIONS IN SUBPARAGRAPH (II) ABOVE HAVE BEEN MET. THE COMPANY MAY REQUEST AN OPINION OF COUNSEL AS TO THE AVAILABILITY OF ANY SUCH EXEMPTION."

                                                             Page 35 of 55 Pages

               (b) Transferability. Subject to compliance with applicable United States federal and state securities laws and Canadian federal and provincial securities laws, this Warrant and all rights hereunder are transferable in whole or in part by the Holder to any person or entity upon written notice to the Company. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed for transfer by delivery of an Assignment Form in substantially the form attached hereto as Exhibit B, to the Company at the address set forth in Section 15 hereof, and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

          12. Restricted Securities. The Holder understands that this Warrant, and the Shares issuable upon exercise of this Warrant, will not be registered at the time of their issuance under the Securities Act for the reason that the sale provided for in this Agreement is exempt pursuant to Section 4(2) of the Securities Act based on the representations of the Holder set forth herein. The Holder acknowledges that this Warrant and the Shares issuable upon exercise of the Warrant are/will be issued under an exemption from the prospectus filing and registration requirements of the Securities Act (Ontario) and the Securities Act (Quebec) and that the resale or other disposition of all or any part of such securities will be restricted by the Securities Act (Ontario) and the Securities Act (Quebec). The Holder represents that it is experienced in evaluating companies such as the Company, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to suffer the total loss of the investment. The Holder further represents that it has had the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of this Warrant, the business of the Company, and to obtain additional information to such Holder's satisfaction. The Holder further represents that it is an "accredited investor" within the meaning of Regulation D under the Securities Act and within the meaning of Rule 45-501 under the Securities Act (Ontario), each as presently in effect. The Holder further represents that this Warrant is being acquired for the account of the Holder for investment only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein.

          13. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder hereof and their respective successors and assigns, except as limited herein.

          14. Amendments and Waivers. Any term of this Warrant may be amended, and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), upon the written consent of the Company and the Holder.

                                                             Page 36 of 55 Pages

          15. Notices. All notices required under this Warrant shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile, (iii) one day after being sent, when sent by professional overnight courier service, or (iv) five days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the address of the Company set forth below (or at such other place as the Company shall notify the Holder hereof in writing) and notices to the Holder shall be sent to the address of the Holder set forth on the signature page hereto (or at such other place as the Holder shall notify the Company hereof in writing):

    To the Company:         Capital Environmental Resource Inc.
                            1122 International Blvd., Suite 601
                            Burlington, ON L7L 6Z8
                            Facsimile: (905) 319-9048
                            Attention: Ivan R. Cairns

          16. Captions. The section and subsection headings of this Warrant are inserted for convenience only and shall not constitute a part of this Warrant in construing or interpreting any provision hereof.

          17. Governing Law. This Warrant shall be governed by the laws of the state of Delaware, without regard to the choice or conflict of laws principles thereof.

                            [Signature page follows]

                                                             Page 37 of 55 Pages

          IN WITNESS WHEREOF, the undersigned have caused this Warrant to be duly executed as of the date first set forth above.

                                    COMPANY
                                    -------

                                    CAPITAL ENVIRONMENTAL RESOURCE INC.



                                    By:
                                       -----------------------------------------
                                       Name:
                                       Title:


                                    HOLDER
                                    ------

SIGNED, SEALED AND DELIVERED

In the presence of :


_________________________           By:
                                       -----------------------------------------
Witness                                Name:
                                       Title:

Address:

                                                             Page 38 of 55 Pages


                                    EXHIBIT A

                               NOTICE OF EXERCISE


To:  Capital Environmental Resource Inc.

             The undersigned hereby elects to [check applicable subsection]:

_________    (a)   Purchase Shares (as defined in the attached Warrant) pursuant to the terms of the  attached  Warrant  and  payment  of  the
                   Exercise  Price  per  Share    required  under  such  Warrant
                   accompanies this notice;

             OR

_________    (b)  Exercise the attached Warrant  for  all of the Shares in whole but not in part purchasable under the Warrant pursuant to the net exercise provisions of Section 4 of such Warrant.

          The undersigned hereby represents and warrants that the undersigned is acquiring such shares for its own account for investment purposes only, and not for resale or with a view to distribution of such shares or any part thereof.

Date:_______________________           WARRANTHOLDER:

                                       By:
                                          -------------------------------------
                                          Name:
                                          Address:




Name in which Shares should be registered: _______________________

                                                             Page 39 of 55 Pages

                                    EXHIBIT B

                                 ASSIGNMENT FORM

TO:      Capital Environmental Resource Inc.


The undersigned hereby assigns and transfers unto _____________________________ of _____________________________________________________________________ (Please
typewrite or print in block letters) the right to purchase ____________ Shares (as defined in the attached Warrant) subject to the Warrant, dated as of ____________________________, by and between Capital Environmental Resource Inc. and the undersigned (the "Warrant").

This assignment complies with the provisions of Section 11 of the Warrant and is accompanied by funds sufficient to pay all applicable transfer taxes.


Date:_______________________      By:
                                     -------------------------------------------


                                  ----------------------------------------------
                                  (Print Name of Signatory)

                                  ----------------------------------------------
                                  (Title of Signatory)

                                                             Page 40 of 55 Pages

                                                                         Annex B

                                    GLOSSARY

          As used herein, the following terms shall have the following meanings:

               "Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

               "Ancillary Documents" means the Registration Rights Agreement, the Warrant and any other document referred to herein that is required to be executed by the Company or the Investor as a condition to closing.

               "Canadian Competition Act" means the Competition Act (Canada), R.S. 1985 c. C-34, as amended.

               "Company Material Adverse Effect" shall mean any material adverse effect on the business, operations, assets, condition (financial or other) or results of operations of the Company and its subsidiaries, taken as a whole.

               "Disclosure Schedule" means the disclosure statement delivered at or prior to the execution of this Agreement by the Company to the Investor setting out certain information relating to the Company.

               "Environmental Law" means any Federal, state, provincial, local or foreign law, statute, ordinance, rule, regulation, code, standard, guideline, policy, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity relating to (x) the protection, preservation or restoration of the environment (including, without limitation, air, surface water, groundwater, surface land, subsurface land or plant and animal life) or to human health or safety or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and as in effect on the Closing Date.

               "Escrow Agent" means Sterling Bank, who shall act as escrow agent for the receipt from Investors and disbursement to the Company (or return to the applicable Investor in the case of termination of a subscription agreement as to such Investor) of subscription funds pursuant to that certain Escrow Agreement dated as of April __, 2004 among the Company, the Escrow Agent and Sanders Morris Harris Inc.

               "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                                                             Page 41 of 55 Pages

               "Federal" shall mean of or relating to the federal government of each of the United States and Canada.

               "GAAP" means generally accepted accounting principles as in effect in the United States of America from time to time.

               "Hazardous  Substance"  means  any  substance  presently  listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law and any substance that may harm, impair or cause an adverse effect to the environment (including, without limitation, air, surface water, groundwater, surface land, subsurface land or plant and animal life) or to human health or safety and property. Hazardous Substance includes any substance to which exposure is regulated by any government authority or any Environmental Law including, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

               "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

               "Investment Canada Act" means the Investment Canada Act, R.S. 1985, c. 28 (1st Supp.), as amended.

               "Liability" means any liability or obligation (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or become due).

               "Lien" means any mortgage, pledge, security interest, encumbrance, lien, claim or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

               "Nasdaq" shall mean The Nasdaq Stock Market, including the Nasdaq National Market and the Nasdaq SmallCap Market.

               "Ontario Securities Act" means the Securities Act (Ontario) R.S.O 1990, c.S.5 (as amended) and the rules and regulations promulgated thereunder.

               "Person" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization.

               "Rights Agreement" means that certain Rights Agreement between the Company and American Stock Transfer & Trust Company, as amended.

               "SEC" means the Securities and Exchange Commission.

                                                             Page 42 of 55 Pages

               "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         As used herein, the following terms shall have the meanings ascribed to them in the Section of this Agreement opposite each such term:

   Term                                                    Section
   ----                                                    -------
   Aggregate Purchase Price                                1.2
   Agreement                                               Preamble
   Closing                                                 1.5
   Closing Date                                            1.5
   Common Shares                                           Preamble
   Company                                                 Preamble
   Company Financial Statements                            2.4(b)
   Company Required Statutory Approvals                    2.3(c)
   Company SEC Reports                                     2.4(a)
   "control"                                               Annex B ("Affiliate"
                                                           definition)
   Confidential Information                                7.2
   Credit Facility                                         2.9
   Investor                                                Preamble
   Investors                                               Preamble
   Material Contract                                       2.14
   Minimum Condition                                       4.1(e)
   Preferred Shares                                        2.2(a)
   Private Placement Memorandum                            2.4(a)
   Recipient                                               7.2
   Registration Rights Agreement                           Preamble
   Shares                                                  1.1
   Terminating Company Breach                              8.1(d)
   Underlying Warrant Shares                               2.2(c)
   Warrants                                                Preamble

                                                             Page 43 of 55 Pages

                                                                         Annex C

            DEFINITION OF "ACCREDITED INVESTOR" UNDER SECTION 1.1 OF
                    ONTARIO SECURITIES COMMISSION RULE 45-501

                                                             Page 44 of 55 Pages

                                   EXHIBIT D
                                   ---------

                          REGISTRATION RIGHTS AGREEMENT

          This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of ______, 2004 by and among Capital Environmental Resource Inc., a corporation incorporated under the laws of the Province of Ontario (the "Company"), and the parties identified as Investors on Schedule A hereto (each individually an "Investor" and collectively the "Investors").

          WHEREAS, the Company and the Investors have entered into that certain Common Share Subscription Agreement, dated as of the date hereof (the "Subscription Agreement"), pursuant to which the Company is issuing and selling to the Investors (i) up to an aggregate of thirteen million four hundred thousand (13,400,000) of the Company's common shares and (ii) warrants to purchase common shares of the Company;

          WHEREAS, the Company intends to consummate a reorganization transaction in which the Company will become an indirect subsidiary of Waste Services, Inc. ("U.S. Newco"), which is currently the Company's wholly-owned U.S. subsidiary (the "U.S. Migration");

          WHEREAS, in connection with the U.S. Migration, each outstanding Common Share is expected to be converted into one share of common stock of U.S. Newco (the "U.S. Newco Common Stock") in a transaction qualifying for an exemption from registration under Section 3(a)(10) of the Securities Act, and such shares of U.S. Newco Common Stock are expected to be freely tradable without restriction by non-Affiliates of the Company; and

          WHEREAS, the execution and delivery of this Agreement is a condition to closing of the Common Share Subscription Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

               1. Definitions. For purposes of this Agreement:

                    (a) "Affiliate" shall have the meaning ascribed to such term in Rule 405 under the Securities Act.

                    (b) "Common Shares" means the common shares of the Company.

                    (c) "Closing Date" means the date of the closing of the Common Share Subscription Agreement.

                    (d) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

                                                             Page 45 of 55 Pages

                    (e) "Holder" means any Person owning or having the right to acquire Registrable Securities, or any assignee thereof in accordance with
Section 11 hereof.

                    (f) "Person" means any individual, partnership, limited liability company, joint venture, corporation, association, trust or any other entity or organization.

                    (g) "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement or document.

                    (h) "Registrable Securities" means (1) any Shares, (2) any securities issuable upon exercise of the Warrants and (3) any Common Shares issued to the Investor (or any assignee thereof in accordance with Section 11) as (or issuable upon conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such Common Shares; provided, however, that any Registrable Securities sold by an Investor in a transaction in which such Investor's rights under this Agreement are not assigned pursuant to Section 11 below shall cease to be Registrable Securities from and after the time of such sale. In addition, any securities shall cease to be Registrable Securities from and after such time as they (4) are sold to the public in a registered public offering (5) are eligible for sale pursuant to Rule 144 under the Securities Act or (6) become freely tradable without restriction imposed by the Securities Act in connection with the U.S. Migration or otherwise. For purposes of determining whether any securities shall have ceased to be Registrable Securities hereunder, such securities shall be deemed to be held by a person that is a not an Affiliate of the Company.

                    (i) "SEC" means the United States Securities and Exchange Commission.

                    (j) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

                    (k) "Shares" means the Common Shares sold to the Investors pursuant to the Subscription Agreement; provided, however, that upon completion of the U.S. Migration the term "Shares" shall mean the shares of U.S. Newco common stock issued to the Investors in exchange for their Common Shares in connection with the U.S. Migration.

                    (l) "Violation" means any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed pursuant to this Agreement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any documents filed under state securities or "blue sky" laws in connection therewith, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                    (m) "Warrants" means the warrants to purchase Common Shares issued to the Investors pursuant to the Subscription Agreement; provided, however, that upon completion of the U.S. Migration, such Warrants will be automatically converted into the right to purchase an equal number of shares of U.S. Newco Common Stock.

                                                             Page 46 of 55 Pages

          2. U.S. Migration.

               (a) The Company hereby agrees to use its reasonable best efforts to cause the U.S. Migration to be consummated in a manner that qualifies for exemption from registration under Section 3(a)(10) of the Securities Act on or before June 30, 2004 with the effect that the shares of U.S. Newco Common Stock issued to the Investors in exchange for their Shares in connection with the U.S. Migration will be freely tradable without restriction imposed by the Securities Act by Persons who are not Affiliates of the Company following such consummation.

          3. Shelf Registration Statement.

               (a) The Company agrees that it shall file with the SEC a registration statement on Form S-3 under the Securities Act if the Company is then eligible to use such form, or if the Company is not then so eligible, any other SEC form which the Company is then eligible to use (any such registration statement, a "Shelf Registration Statement") for an offering to be made on a delayed and continuous basis pursuant to Rule 415 thereunder, and/or any similar rule that may be adopted by the SEC, to register the resale of any Registrable Securities outstanding as of such date (including any Shares (or securities issuable upon exercise of the Warrants) that are not freely tradable without restriction imposed by the Securities Act by Persons who are not Affiliates of the Company) by the Holders from time to time in accordance with the methods of distribution elected by such Holders and set forth in such Shelf Registration Statement and, thereafter, shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act on or before 5:00 pm eastern time on the date that is one hundred twenty (120) days after the Closing Date (the "Effective Date").

               (b) Notwithstanding the foregoing, the Company may postpone having the Shelf Registration Statement declared effective for a reasonable period not to exceed thirty (30) consecutive trading days if the Board of Directors of the Company shall have determined in good faith because of valid business reasons (not including avoidance of the Company's obligations hereunder), including the acquisition or divestiture of assets, capital raising activities, pending corporate developments and similar events, that postponing effectiveness is in the best interests of the Company, and prior to postponing the effectiveness the Company provides the Holders with written notice of such postponement, which notice need not specify the nature of the event giving rise to the postponement.

               (c) The Company shall use its reasonable best efforts to: (i) to keep the Shelf Registration Statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the earliest of (1) the sale of all Registrable Securities registered under the Shelf Registration Statement; (2) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to all Registrable Securities held by Persons who are not Affiliates of the Company; and (3) one year from the date upon which the Shelf Registration Statement is declared effective under the Securities Act (such period being referred to herein as the "Effectiveness Period").

                                                             Page 47 of 55 Pages

               (d) The Company may suspend the use of the prospectus included in the Shelf Registration Statement for two separate periods (each, a "Blackout Period") not to exceed thirty (30) consecutive trading days if the Board of Directors of the Company shall have determined in good faith because of valid business reasons (not including avoidance of the Company's obligations hereunder), including the acquisition or divestiture of assets, capital raising activities, pending corporate developments and similar events, that it is in the best interests of the Company to suspend such use, and prior to suspending such use the Company provides the Holders with written notice of such suspension, which notice need not specify the nature of the event giving rise to the suspension. The Company may not declare more than one Blackout Period in any 365-calendar day period. The Blackout Periods, and the restriction against declaring more than one Blackout Period in any 365-day period, are together referred to as the "Maximum Blackout Periods."

               (e) In the event that Holders are prevented from selling Registrable Shares through the Shelf Registration Statement as a result of a Blackout Period declared by the Company, the Effectiveness Period shall be extended by the number of days that Holders are prevented from making sales under the Shelf Registration Statement as a result of such Blackout Periods.

          4. Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

               (a) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

               (b) Furnish to the Holders such number of copies of such registration statement and of each amendment and supplement thereto (in each case without exhibits unless requested by such Holders), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as any of the Holders may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

               (c) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or "blue sky" laws of such states or jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto (i) to qualify to do business in any state or jurisdiction where it would not otherwise be required to qualify but for the requirements of this clause (d), or (ii) to file a general consent to service of process in any such state or jurisdiction.

               (d) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

                                                             Page 48 of 55 Pages

               (e) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

               (f) Notify each Holder of Registrable Securities covered by such registration statement and such Holder's underwriters, if any, and confirm such advice in writing: (i) when the registration statement has become effective,
(ii) when any post-effective amendment to the registration statement becomes effective and (iii) of any request by the SEC for any amendment or supplement to the registration statement or prospectus or for additional information.

               (g) Notify each Holder of Registrable Securities if at any time the SEC should institute or threaten to institute any proceedings for the purpose of issuing, or should issue, a stop order suspending the effectiveness of the registration statement. Upon the occurrence of any of the events mentioned in the preceding sentence, the Company will use its reasonable best efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible. The Company will advise each Holder of Registrable Securities promptly of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of any Registrable Securities for sale in any jurisdiction.

               (h) In the case of an offering that is an underwritten public offering, (x) cause to be delivered an opinion of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the Holders and the underwriters, and (y) cause to be delivered, on the date that the registration statement with respect to such securities becomes effective, a "comfort" letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to the underwriters, addressed to the underwriters, and, a reaffirmation of such letter on the date that such Registrable Securities are delivered to the underwriters for sale.

               (i) As soon as practicable after the effective date of the registration statement, and in any event within sixteen (16) months thereafter, have "made generally available to its security holders" (within the meaning of Rule 158 under the Securities Act) an earnings statement (which need not be audited) covering a period of at least twelve (12) months beginning after the effective date of the registration statement and otherwise complying with
Section 11(a) of the Securities Act.

               (j) List the Registrable Securities which are registered pursuant to Section 3 on each national securities exchange or automated quotation system upon which the shares to be registered are traded.

                                                             Page 49 of 55 Pages

          5. Amendments, Supplements to Prospectus. Immediately upon receipt of a notice referred to in Section 4(f) hereof, each Holder agrees to (i) cease making sales of securities pursuant to any then effective registration statement or any prospectus contained therein until it has received from the Company an amendment or supplement to the registration statement or prospectus and (ii) to promptly deliver to the Company any copies of the registration statement or such prospectus then in its possession.

          6. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder that such Holder shall promptly furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

          7. Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Section 3, including (without limitation) all registration, filing and qualification fees, printers' fees, fees and expenses of counsel and accountants for the Company and the reasonable fees and disbursements of one firm of counsel for the selling Holders, shall be borne by the Company, even if such registrations, filings, or qualifications do not become effective.

          8. Registration Default.

               (a) If the Shelf Registration Statement has not been declared effective on or before 5:00 p.m. eastern time on the Effective Date and there are as of such date any outstanding Registrable Securities, the Company shall become obligated to pay to each Investor who continues to hold Registrable Securities on the Effective Date a cash payment equal to one percent (1%) of the last reported sales price of one Common Share on the trading day immediately preceding the Closing Date, as reported by the Nasdaq Stock Market (the "Last Reported Sales Price"), multiplied by the number of Registrable Securities held by such Investor as of the Effective Date. In addition, until the Shelf Registration Statement has been declared effective, the Company shall become obligated to pay to each Investor who continues to hold Registrable Securities on the first day of each calendar month after the Effective Date (each a "Subsequent Computation Date") a cash payment equal to one percent (1%) of the Last Reported Sales Price multiplied by the number of Registrable Securities held by such Investor as of such Subsequent Computation Date.

               (b) If the Company exceeds the Maximum Blackout Periods permitted under this Agreement and there are then outstanding any Registrable Securities included on the Shelf Registration Statement, the Company shall become obligated to pay to each Investor who continues to hold Registrable Securities included on the Shelf Registration Statement on the date that the Maximum Blackout Periods are exceeded (the "First Blackout Penalty Date") a cash payment equal to one percent (1%) of the Last Reported Sales Price multiplied by the number of any such Registrable Securities held by such Investor as of such First Blackout Penalty Date. In addition, until use of the prospectus contained within the Shelf Registration Statement is no longer suspended pursuant to such Blackout Period, the Company shall become obligated to pay to each Investor who continues to hold Registrable Securities included in the Shelf Registration Statement on the first day of each calendar month after the First Blackout Penalty Date (each a "Subsequent Blackout Penalty Date") a cash payment equal to one percent (1%) of the Last Reported Sales Price multiplied by the number of such remaining Registrable Securities held by such Investor as of such Subsequent Blackout Penalty Date.

                                                             Page 50 of 55 Pages

               (c) All payments made under this Section 8 shall be made within five (5) business days after the Effective Date, the First Blackout Penalty Date, or the relevant Subsequent Computation Date or Subsequent Blackout Penalty Date, as the case may be, and shall be deemed and considered for all purposes to be liquidated damages and not a penalty. As expressed in Section 20 of this Agreement, it is agreed that the payments made to each Investor under this
Section 8 shall not constitute such Investor's exclusive remedy, and such payments shall be in addition to any other remedies available to such Investor under applicable law.

          9. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

               (a) The Company will indemnify and hold harmless each Holder, its heirs, personal representatives and assigns, each of such Holder's officers, directors, partners, employees and affiliates, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal, state, Canadian, or provincial securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a Violation; and the Company will pay to each such indemnified party, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case to a particular indemnified party for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such indemnified party.

               (b) Each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers, each Person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder (and any affiliate thereof) selling securities in such registration statement and any controlling Person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, under the Securities Act, the Exchange Act or other federal, state, Canadian, or provincial securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this
Section 9(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, further, that in no event shall the liability of any Holder under this Section 9(b) or otherwise in connection with the offering exceed the net proceeds from the offering received by such Holder.

                                                             Page 51 of 55 Pages

               (c) Promptly  after  receipt by an  indemnified  party under this
Section 9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel (but no more than one separate counsel, plus any required local counsel, with respect to all indemnified parties) with the fees and expenses to be paid by the indemnifying party, if in the reasonable opinion of counsel to an indemnified party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflicts of interests between, or different defenses available to, such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 9 except if, and only to the extent that, the indemnifying party is actually prejudiced thereby.

               (d) The obligations of the Company and Holders under this Section 9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement.

               (e) Any indemnity agreements contained herein shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and shall remain operative and in full force and effect regardless of any investigation made or omitted by or on behalf of any indemnified party.

               (f) If for any reason the foregoing indemnity is unavailable, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, then, in lieu of indemnifying such indemnified party, the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by or on behalf of the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary in this Section 9, no Holder shall be required, pursuant to this Section 9 or otherwise in connection with the offering, to contribute any amount in excess of the net proceeds received by such indemnifying party from the sale of Common Shares in the offering to which the losses, claims, damages, liabilities or expenses of the indemnified party relate.

                                                             Page 52 of 55 Pages

          10. Reports Under the Exchange Act. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, for so long as any Registrable Securities remain outstanding, the Company agrees to:

               (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

               (b) remain registered under the Exchange Act and file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

               (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration.

          11. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned in whole or in part to any Person acquiring Registrable Securities from a Holder in compliance with the applicable provisions of any relevant agreement between such Holder and the Company, provided that such transferee or assignee delivers to the Company a written instrument by which such transferee or assignee agrees to be bound by the obligations imposed on Holders under this Agreement to the same extent as if such transferee or assignee was a party hereto.

          12. Amendment; Waiver. Any provision of this Agreement may be amended only with the written consent of the Company and Holders holding a majority-in-interest of the Registrable Securities. The observance of any provision of this Agreement by the Company may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Holders holding a majority of the Registrable Securities. The observance of any provision of this Agreement by any Holder may be waived
(either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section 12 shall be binding upon each Holder of Registrable Securities at the time outstanding, each future Holder of all such securities, and the Company.

                                                             Page 53 of 55 Pages

          13. Changes in Registrable Securities. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Securities as so changed. Without limiting the generality of the foregoing, (i) the Company will require any successor by merger or consolidation to assume and agree to be bound by the terms of this Agreement, as a condition to any such merger or consolidation and (ii) upon the consummation of the U.S. Migration, all references in this Agreement to Common Shares shall be deemed to refer to the shares of common stock of U.S. Newco into which the common shares of the Company have been converted or are convertible and all references to the Company shall be deemed to refer to U.S. Newco.

          14. Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

          15. Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and to be performed entirely within Delaware.

          16. Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns (as provided in Section 11), heirs, executors and administrators of the parties hereto.

          17. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon receipt by the party to be notified (including by facsimile, receipt confirmed) or three (3) days after being sent by registered or certified mail, postage prepaid and addressed to the party to be notified (a) if to a party other than the Company, at such party's address set forth in the Subscription Agreement or at such other address as such party shall have furnished to the Company in writing, or (b) if to the Company, at its address set forth in the Subscription Agreement, or at such other address as the Company shall have furnished to the parties in writing.

          18. Severability. Any invalidity, illegality or limitation on the enforceability of this Agreement or any part hereof, by any party whether arising by reason of the law of the respective party's domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                                                             Page 54 of 55 Pages

          19. Titles and Subtitles. The titles and subtitles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

          20. Delays or Omissions; Remedies Cumulative. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the parties, upon any breach or default of another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by a party of any breach or default under this Agreement, or any waiver by a party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Agreement, or by law or otherwise afforded to a party, shall be cumulative and not alternative.

          21. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one instrument.

                       [Signature page follows]

                                                             Page 55 of 55 Pages

          IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as of the date first above written.

                           CAPITAL ENVIRONMENTAL RESOURCE INC.



                           By:
                              -----------------------------------------------
                           Name:
                           Title:

                           INVESTOR


                           Name:
                           Title (if applicable):

                           Address: